UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*


                                 Net Lnnx, Inc.
                           ---------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                          ----------------------------
                         (Title of Class of Securities)

                                   64107P 10 2
                                    --------
                                 (CUSIP Number)

                                 August 25, 1998
                                 ---------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                 [ ] Rule 13d-1(b)
                 [X] Rule 13d-1(c)
                 [ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------
CUSIP No. 64107P 10 2
--------------------------
--------------------------------------------------------------------------------
      1  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert C. Hackney, Cyndee W. Hackney
--------------------------------------------------------------------------------
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                            (a) |_|
                                            (b) |x|
--------------------------------------------------------------------------------
      3  SEC USE ONLY
--------------------------------------------------------------------------------
      4  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                            5.  SOLE VOTING POWER

                                318,337
                            ----------------------------------------------------
    NUMBER OF               6.  SHARED VOTING POWER
     SHARES
  BENEFICIALLY                  None
    OWNED BY
      EACH                  ----------------------------------------------------
   REPORTING                7.  SOLE DISPOSITIVE POWER
     PERSON
      WITH                      318,337
                            ----------------------------------------------------
                            8.  SHARED DISPOSITIVE POWER

                                None
--------------------------------------------------------------------------------
      9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          318,337
--------------------------------------------------------------------------------
     10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
     11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  9

          13%
--------------------------------------------------------------------------------
     12.  TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

Item 1(a):        Name of Issuer:

                  Net Lnnx, Inc. (the "Company").

Item 1(b):        Address of Issuer's Principal Executive Offices:

                  324 Datura Street
                  Suite 303
                  West Palm Beach, FL 33401

Items 2(a):       Name of Person Filing:

                  Robert C. Hackney, Cyndee W. Hackney ("Hackney")

Item 2(b):        Address of Principal Business Office:

                  4400 PGA Blvd., Suite 505
                  Palm Beach Gardens, FL 33410

Item 2(c):        Citizenship:

                  United States citizen

Item 2(d):        Title of Class of Securities:

                  Common stock, no par value (the "Common Stock"), of the Company

Item 2(e):        CUSIP Number:

                  64107P 10 2

Item 3: If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is filing as a:

                  (a)[ ] Broker or dealer registered under section 15 of the
                         Act (15 U.S.C. 78o).

                  (b)[ ] Bank as defined in section 3(a)(6) of the Act (15
                         U.S.C. 78c).

                  (c)[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                  (d)[ ] Investment company registered under section 8 of the
                         Investment Company Act of 1940 (15 U.S.C. 80a-8).

                  (e)[ ] An investment adviser in accordance with ss.
                         240.13d-1(b)(1)(ii)(E).

                  (f)[ ] An employee benefit plan or endowment fund in
                         accordance with ss. 240.13d-1(b)(1)(ii)(F).

                  (g)[ ] A parent holding company or control person in
                         accordance with ss. 240.13d-1(b)(1)(ii)(G).

                  (h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

                  (i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

                  (j)[ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to ss. 240.13d-1(c), check this box [X].

Items 4(a)-(c):             Ownership:

                            On the date of this Statement, Hackney is deemed to have beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 of 318,337 shares of Common. Such shares represent 13% of the issued and outstanding shares of Common Stock.

                            The percentages used herein are calculated based upon the 2,434,927 shares of Common Stock stated to be issued and outstanding as of August 10, 1998, as reflected in the Company's report on Form 10-Q for the quarter ended June 30, 1998.

Item 5:                     Ownership of Five Percent or Less of a Class:

                            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6:                     Ownership of More than Five Percent on Behalf of
                            Another Person:

                            Hackney is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, shares of Common Stock.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the

                            Parent Holding Company:

                            Not Applicable.

Item 8:                     Identification and Classification of
                            Members of the Group:

                            Not Applicable.

Item 9:                     Notice of Dissolution of Group:

                            Not Applicable.

Item 10:                    Certification:

                            By signing below the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   August 26, 1998


              /s/ Robert C. Hackney
                  -----------------
                  Robert C. Hackney

              /s/ Cyndee W. Hackney
                  -----------------
                  Cyndee W. Hackney